April 19, 2011

Dr. Peter Hill
President
Triangle Petroleum Corporation
1625 Broadway, Suite 780
Denver, CO 80202

RE: Consent of independent petroleum engineers and geologists

Dear Dr Hill:

We hereby consent to the references to our firm, in the context in which they appear, and to the information regarding our reserves estimates of Triangle Petroleum Corporation (the “Company”) as of January 31, 2011, included in the Company’s Annual Report on Form 10-K for the year ended January 31, 2011, as well as in the notes to the financial statements included therein.

We also consent to the incorporation by reference to the information regarding our reserves estimates of the Company as of January 31, 2011, included in the Company’s Annual Report on Form 10-K for the year ended January 31, 2011, as well as in the notes to the financial statements included therein.

Sincerely,

John P. Seidle
Vice President

Leslie S. O’Connor
President